KW 3/12/14

14046852

SEC Mail Processing Section RECEIVED FEB 28 2014 Washington DC 193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31,2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
801-27736 (8-)

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: International Assets Advisory, LLC

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 South Orange Avenue, #1100
(No. and Street)

Orlando	FL	32801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sheri Cuff 407-254-1515
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Lovelace PA
(Name - *if individual, state last, first, middle name*)

1201 S. Orlando Avenue, Suite 400, Winter Park	Florida	32789-7192
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

DD 3/20/14

OATH OR AFFIRMATION

I, Edward Cofrancesco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or __________, as of December 31, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHAWNALEE REBECCA WOODS
MY COMMISSION #EE882877
EXPIRES March 12, 2017
(407) 398-0153 FloridaNotaryService.com

[signature]
Signature

President
Title

[signature]
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MSL MOORE STEPHENS LOVELACE, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
International Assets Advisory, LLC
(A Wholly Owned Subsidiary of
Pecunia Management, LLC)
Orlando, Florida

We have audited the accompanying financial statements of International Assets Advisory, LLC, which comprise the statement of financial condition of as of December 31, 2013, and the related statements of operations, changes in subordinated borrowings, member's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Board of Members
International Assets Advisory, LLC
(A Wholly Owned Subsidiary of
Pecunia Management, LLC)

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Assets Advisory, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

MOORE STEPHENS LOVELACE, P.A.
Certified Public Accountants

Orlando, Florida
February 27, 2014

INTERNATIONAL ASSETS ADVISORY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS		
Cash and cash equivalents		$ 1,077,897
Deposits at clearing brokers		162,502
Securities owned, at fair value		1,171,803
Commissions receivable		241,891
Notes receivable		261,604
Due from affiliates		391,718
Prepaid expenses and other assets		187,806
Property and equipment, net		30,962
	TOTAL ASSETS	$ 3,526,183
LIABILITIES		
Commissions payable		$ 579,585
Accounts payable and accrued expenses		87,939
Securities bought short		770,261
Due to affiliates		26,481
	TOTAL LIABILITIES	1,464,266
COMMITMENTS AND CONTINGENCIES, AND GUARANTEES		
MEMBER'S EQUITY		2,061,917
	TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,526,183

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL ASSETS ADVISORY, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2013

REVENUES		
Commissions, investment advisory and dealer manager fees		$ 8,034,784
Investment banking, dealer manager and related fees		5,548,668
Trading gains and losses, net		4,313,612
Interest and dividend income		103,432
Other		1,034,726
	TOTAL REVENUES	19,035,222
EXPENSES		
Commissions and clearing costs		14,510,436
Employee compensation and benefits		1,612,048
Occupancy and equipment		364,762
Professional fees		516,145
Licensing and regulatory fees		178,570
Communications		40,097
Depreciation and amortization		34,618
Other operating expenses		2,185,907
	TOTAL EXPENSES	19,442,583
	NET LOSS	$ (407,361)

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL ASSETS ADVISORY, LLC

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

Year Ended December 31, 2013

BALANCE, DECEMBER 31, 2012	$	650,000
Decrease - repayment of subordinated loan payable		(650,000)
BALANCE, DECEMBER 31, 2013	$	-

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL ASSETS ADVISORY, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2013

BALANCE, DECEMBER 31, 2012	$ 765,072
Contributions from member	1,944,206
Distributions to member	(240,000)
Net loss	(407,361)
BALANCE, DECEMBER 31, 2013	$ 2,061,917

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL ASSETS ADVISORY, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (407,361)
Adjustments to reconcile net loss to net cash used by operating activities	
Depreciation and amortization	34,618
Changes in operating assets and liabilities:	
Deposits with clearing brokers	(12,502)
Commissions receivable	(8,768)
Notes receivable	19,005
Securities owned	174,665
Prepaid expenses and other assets	(57,879)
Accounts payable and accrued expenses	59,512
Commissions payable	(226,301)
Due to / from affiliates, net	(403,642)
Deposit due to branch	(500,000)
NET CASH USED BY OPERATING ACTIVITIES	(1,328,653)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(8,919)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from member	1,944,206
Repayment of subordinated note payable	(650,000)
Distributions to member	(240,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,054,206
NET DECREASE IN CASH AND CASH EQUIVALENTS	(283,366)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	1,361,263
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 1,077,897

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL ASSETS ADVISORY, LLC
(A Wholly Owned Subsidiary of Pecunia Management, LLC)

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2013

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of International Assets Advisory, LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Nature of Business

International Assets Advisory, LLC, a single-member LLC, is a full-service broker-dealer and money management company headquartered in Orlando, Florida. The Company became a wholly owned subsidiary of Pecunia Management, LLC (the "Parent") as of December 14, 2006. The Company provides a full range of financial services primarily to retail and institutional clients through its network of approximately 38 independent branch offices and two Company-owned offices. The Company conducts its operations primarily in the United States, as well as internationally. The Company introduces transactions to registered clearing brokers, which carry such accounts on a fully disclosed basis. The Company also derives commission income by representing insurance carriers and their representatives who sell variable insurance and annuity contracts and settlement of fixed and variable life insurance contracts to third parties. Customers remit funds payable directly to the insurance carriers and clearing brokers, and no funds or securities are held by the Company. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Significant estimates by management include the determination of the amounts to accrue with respect to certain litigation, the ultimate outcome of which is not determinable until such litigation has been settled. Actual results could vary from the estimates.

Cash and Cash Equivalents

The Company considers financial instruments with original maturities of less than 90 days to be cash equivalents.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Cash Deposits Held at Clearing Brokers

The Company has noninterest-bearing reserve deposits with its clearing brokers. The clearing brokers require deposits from all introducing brokers for whom they transact business.

Commissions Receivable and Credit Policies

Commissions receivable are uncollateralized obligations due under normal trade terms, requiring payment within 30 days from the trade date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old. Payments of commissions receivable are allocated to the specific transactions identified or, if unspecified, are applied to the oldest, unpaid transactions.

Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility and determines amounts of any uncollectible receivables to be written off. In the opinion of management, at December 31, 2013, all commissions were considered collectible and no allowance was necessary.

Notes Receivable

Notes receivable are comprised of amounts due from the Company's financial advisors in the form of both non-forgivable and forgivable loans. Non-forgivable loans are typically repaid by the financial advisor from the amounts they would otherwise be due as a result of their gross production, while the forgivable loans are amortized as the conditions of the loan agreement are met.

Property and Equipment, Net

Property and equipment, net is stated at cost. Depreciation for financial reporting purposes is primarily based on the straight-line method over the estimated useful lives of the related assets, generally 2 to 3 years (see Note 3).

Commission Revenue and Expense

Commission revenue and the corresponding expense are recorded on a trade-date basis. The Company receives commissions on securities transactions sold by its financial advisors. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the financial advisors based on a formal commission payout schedule maintained with each financial advisor and/or branch licensee.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Income Taxes

The Company is a single-member LLC and does not file separate income tax returns; rather, its activity is included in consolidated tax returns by its member. Therefore, no provision for income taxes has been made in these financial statements. The Company recognizes the tax benefits of uncertain tax positions where the position is "more likely than not" to be sustained upon examination by taxing authorities. Management has analyzed the Company's tax positions, and has concluded that no liability for the unrecognized tax benefits should be recorded as of December 31, 2013. The Company identifies its major tax jurisdictions as U.S. federal and Florida state. As of December 31, 2013, with certain exceptions, the Company's member is no longer subject to income tax examinations by U.S. federal taxing authorities for any tax years prior to the past three tax years.

Subsequent Events

Management has evaluated subsequent events from recognition and disclosure through February 27, 2014, the date the financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

Securities owned are classified as trading securities and are thus marked to market and stated at estimated fair value, as determined by management, using the quoted closing or latest bid prices. The resulting differences between cost and estimated fair value are included in the statement of operations. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.

The fair value of financial instruments is presented based upon a hierarchy of levels that prioritize the inputs of valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

NOTE 2 - FAIR VALUE MEASUREMENT *(Continued)*

Level 2 Inputs other than quoted prices in active markets within Level 1 that are either directly or indirectly observable, including quoted prices for similar assets or liabilities in active markets.

Level 3 Significant, unobservable inputs for the asset or liability in which little or no market data exists.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

	Fair Value Measurement at Reporting Date Using Description			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Fixed Income Securities				
Municipal Bonds	$ -	$1,171,803	$ -	$1,171,803
	$ -	$1,171,803	$ -	$1,171,803

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2013:

Office furniture and equipment	$ 68,023
Computers	95,999
Software	61,821
Total	225,843
Less: accumulated depreciation	(194,881)
Total property and equipment, net	$ 30,962

NOTE 4 - SUBORDINATED NOTE PAYABLE

In November 2012, the Company borrowed $650,000 under a FINRA-approved subordinated loan agreement with a third party. The loan carried a 10% annual interest rate, and payment of principal and interest was due and was repaid in one lump sum in November 2013. The subordinated loan balance was available in computing net capital under the SEC's uniform net capital rule.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company rents its corporate offices under a noncancelable operating lease, as amended on September 1, 2009, that expires on August 31, 2014. The amended lease terminated all renewal options. Initial base rent is approximately $15,374 per month, subject to certain fixed increases over the course of the term, as set forth in the lease agreement. The Company has a $20,000 letter of credit issued in connection with the amended lease. The letter of credit is collateralized by a pledged certificate of deposit of an equal amount at the same financial institution, and is restricted by the amended lease through 30 days after the lease expires (September 30, 2014). During October 2011, the Company entered into an additional lease agreement for office space in West Palm Beach, Florida. The term of the additional lease agreement is from January 2012 through June 2015. Initial base rent is approximately $5,635 per month, subject to certain fixed increases over the course of the term, as set forth in the agreement.

The Company also leases certain equipment under an operating lease, which provides for minimum monthly payments of approximately $6,650.

Total rental expense for the year ended December 31, 2013, was approximately $328,000.

The approximate minimum annual, noncancelable rent payments due under the Company's operating leases (based solely on the base rent, without regard to the Company's share of common areas and other expenses) are as follows:

Year	Amount
2014	$ 196,612
2015	67,620
	$ 258,232

Legal and Regulatory

The Company is a party to legal proceedings relating to various claims and lawsuits arising in the normal course of business. Management believes that the range of potential net losses resulting from these proceedings, if any, will not be material to the Company's financial position or results of operations.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

NOTE 5 - COMMITMENTS AND CONTINGENCIES *(Continued)*

Clearing Firms

Included in the Company's clearing agreements with its clearing brokers is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing brokers to the extent of the net loss on the unsettled trade. At December 31, 2013, management of the Company had not been notified by the clearing brokers, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments, commissions receivable, notes and other receivables. The Company places its temporary cash investments with financial institutions, which balances may exceed federally insured limits.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

During the year ended December 31, 2013, approximately 56.2% the Company's total revenues were processed through the Company's clearing broker. At December 31, 2013, commissions receivable from this clearing broker represented approximately 100% of total commissions receivable.

NOTE 7 - RELATED- PARTY TRANSACTIONS

At December 31, 2013, due from affiliates included amounts due from related companies for advances paid to the related companies by the Company. In the opinion of management, such amounts are expected to be received prior to December 31, 2014.

During the year ended December 31, 2013, the Company entered into a deposit agreement with one of its independent branch offices whereby the branch deposited $500,000 into a trading account maintained at the Company's clearing broker as a security for fixed income trading activities conducted by the branch. The deposit agreement expired during the year ended December 31, 2013, and the deposit was repaid to the branch.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is a "Fully Disclosed Broker-Dealer." The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with its clearing brokers and has fully disclosed all of its customer accounts to these brokers.

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital equal to the greater of $100,000, or 6.67% of aggregate indebtedness. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1, as computed under SEC Rule 15c3-1.

The amount of net capital during any period will fluctuate based on a number of factors, including the operating results for the Company. Net capital will also be impacted by contributions of capital to the Company, as well as distributions of capital. At December 31, 2013, the Company had net capital of approximately $1,058,000, which was approximately $958,000 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to capital ratio was 1.38 to 1, as computed under SEC Rule 15c3-1.

SUPPLEMENTAL INFORMATION

INTERNATIONAL ASSETS ADVISORY, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL
(Under Rule 15c3-1 of the Securities and Exchange Commission)

December 31, 2013

Net capital	
Total member's equity from statement of financial condition	$ 2,061,917
Deductions and/or changes:	
Nonallowable assets:	
Fixed assets	(30,962)
Other	(874,149)
Net capital prior to haircuts	1,156,806
Haircuts	(98,271)
Net capital	$ 1,058,535
Aggregate indebtedness	$ 1,464,266
Computation of basic net capital requirement of 6 2/3% of aggregate indebtedness	$ 97,618
Minimum required net capital	$ 100,000
Net capital requirement	$ 97,618
Excess net capital	$ 958,535
Ratio of aggregate indebtedness to net capital	1.38

Note - No material difference exists between the computation of net capital presented herein and the computation included in the Company's unaudited FOCUS Report.

MSL MOORE STEPHENS LOVELACE, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)(1) OF THE SECURITIES AND EXCHANGE COMMISSION FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Members
International Assets Advisory, LLC
(A Wholly Owned Subsidiary of
Pecunia Management, LLC)
Orlando, Florida

In planning and performing our audit of the financial statements of International Assets Advisory, LLC (the "Company"), a wholly owned subsidiary of Pecunia Management, LLC, as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences, as required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and properly recorded to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control, or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design and operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

MOORE STEPHENS LOVELACE, P.A.
Certified Public Accountants

Orlando, Florida
February 27, 2014